Putnam Absolute Return 300 Fund, October 31, 2010, annual report

Because the electronic format for filing Form N-SAR does not provide adequate space for responding to certain items correctly, the correct answers are as follows:

72DD1 (000s omitted)

Class A	1,325
Class B	   55
Class C	  624

72DD2 (000s omitted)

Class M	   30
Class R	    1
Class Y	1,042

73A1

Class A	0.103
Class B	0.074
Class C	0.081

73A2

Class M	0.101
Class R	0.077
Class Y	0.114


74U1	(000s omitted)

Class A   45,649
Class B    1,378
Class C   20,396

74U2	(000s omitted)

Class M    1,230
Class R       51
Class Y   22,636

74V1

Class A	10.92
Class B	10.86
Class C	10.80

74V2

Class M	10.90
Class R	10.89
Class Y	10.96

72U

The figure entered in response to this question is the amortization of offering costs expense for the period. The offering costs have been (fully) amortized over a 12 month period as of December 23, 2009 in accordance with Statement of Position
98-5, Reporting on the Costs of Start-Up Activities.

Item 61

Additional Information About Minimum Required Investment

Shareholders can open a fund account with as little as $500 and make subsequent investments in any amount. The minimum investment is waived if you make regular investments weekly, semi-monthly, or monthly through automatic deductions through your bank checking or savings account. Currently, Putnam is waiving the minimum, but reserves the right to reject initial investments under the minimum.


Item 85B

Additional Information About Errors and Omissions Policy

While no claims with respect to the Registrant/Series were filed under such policy during the period, requests under such policy for reimbursement of legal expenses and costs arising out of claims of market timing activity in the Putnam Funds have been submitted by the investment manager of the Registrant/Series.